Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660
A Stock Company

GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT

Pacific Life Insurance Company has issued this Endorsement as a part of annuity Rider Form Series 20-1119 (entitled “Guaranteed Withdrawal Benefit Rider”) hereinafter referred to as the “Rider”), to which it is attached.

All provisions of the Rider that do not conflict with this Endorsement apply to this Endorsement. In the event of any conflict between the provisions of this Endorsement and the provisions of the Rider, the provisions of this Endorsement shall prevail over the provisions of the Rider.

This Endorsement modifies the provisions of the Rider to:

(a)	allow withdrawals for purposes of satisfying the minimum distribution requirements of Internal Revenue Code Section 401(a)(9) and related Code provisions in effect on the Effective Date of this Endorsement, regardless of the amount, without any adjustment to the Protected Payment Base, subject to certain conditions as described in this Endorsement; and

(b)	change the frequency at which the option to reset the Remaining Protected Balance may be elected, to an annual election.

Definition of Terms - Unless redefined in this Endorsement, the terms defined in the Contract and Rider will have the same meaning when used in this Endorsement. For purposes of this Endorsement, the following definitions apply:

Annual RMD Amount – The amount required to be distributed each Calendar Year for purposes of satisfying the minimum distribution requirements of Internal Revenue Code Section 401(a)(9) and related Code provisions in effect on the Effective Date of this Endorsement.

Reset Date – Any Contract Anniversary beginning with the Contract Anniversary coinciding with or next following the Effective Date of this Endorsement or the most recent Reset Date, whichever is later, on which you elect to reset the Remaining Protected Balance to an amount equal to 100% of the Contract Value, determined as of that Contract Anniversary.

Required Minimum Distribution (RMD) Withdrawals — On and after the Effective Date of this Endorsement and while the Rider is in effect, no adjustment will be made to the Protected Payment Base if a withdrawal made under the Rider exceeds the Protected Payment Amount immediately prior to the withdrawal, provided:

•	such withdrawal is for purposes of satisfying the minimum distribution requirements of Internal Revenue Code Section 401(a)(9) and related Code provisions in effect on the Effective Date of this Endorsement;

•	you have authorized us to calculate and make periodic distribution of the Annual RMD Amount for the Calendar Year required based on the payment frequency you have chosen;

•	the Annual RMD Amount is based on the previous year-end Contract Value of this Contract only; and

•	no withdrawals (other than RMD withdrawals) are made from the Contract during the Contract Year.

If the Contract Value is reduced to zero, RMD withdrawals will cease and any Remaining Protected Balance will be paid under a series of pre-authorized withdrawals in accordance with the terms of the Rider.

Decrease in Remaining Protected Balance — The Remaining Protected Balance will decrease by the amount of each RMD withdrawal immediately following the withdrawal.

Election to Reset Remaining Protected Balance – You may, on any Contract Anniversary beginning with the Contract Anniversary coinciding with or next following the Effective Date of this Endorsement or the most recent Reset Date, whichever is later, elect to reset the Remaining Protected Balance to an amount equal to 100% of the Contract Value as of that Contract Anniversary.

The annual charge percentage, as described in the Annual Charge provision of the Rider, may change if you elect to reset the Remaining Protected Balance. However, the annual charge percentage will never exceed the annual charge percentage then in effect for new issues of the same Rider. If we are no longer issuing the Rider, any change in the annual charge percentage will not result in an annual charge percentage that exceeds the maximum annual charge percentage specified in the Annual Charge provision of the Rider. If the Remaining Protected Balance is never reset, the annual charge percentage established on the Rider Effective Date is guaranteed not to change.

On each Reset Date and after any annual credit is applied, we will set the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value as of that Reset Date.

Your election must be received, in a form satisfactory to us, at our Service Center within thirty (30) days after the Contract Anniversary on which the reset is effective. Your election to reset the Remaining Protected Balance may result in a reduction in the Protected Payment Base, Remaining Protected Balance, Protected Payment Amount and any annual credit that may be applied. We will provide you with written confirmation of your election.

On and after each Reset Date, the provisions of the Rider and this Endorsement shall apply in the same manner as they applied when the Rider was originally issued. Eligibility for the annual credit, the limitations and restrictions on Purchase Payments and withdrawals, the deduction of annual charges and any future reset options (as described in this Endorsement) available on and after the Reset Date, will again apply and will be measured from that Reset Date.

Effective Date – This Endorsement is effective as of the Rider Effective Date, unless a later date is shown below.

     Effective Date: [date]

All other terms and conditions of your Contract and Rider remain unchanged by this Endorsement.

PACIFIC LIFE INSURANCE COMPANY

Chairman and Chief Executive Officer	Secretary

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